

09058363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMBRIDGE INVESTMENT RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Road
$\qquad$ (No. and Street)

Fairfield	Iowa	52556
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Oliver	641-472-5100
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
$\qquad$
(Name - *if individual, state last, first, middle name*)

221 3rd Avenue SE STE. 300	Cedar Rapids	IA	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 2 7 2009

Washington DC
111



FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerry Oliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Investment Research, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____VP, Fiance_____
Title

_____
Notary Public



KRISTINE W. DAVIS
COMMISSION NO. 756585
MY COMMISSION EXPIRES
/ − / 6 −/2.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Cambridge Investment Research, Inc.

Financial Report
December 31, 2008

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the "Company"), a majority owned subsidiary of Cambridge Investment Group, Inc., as of December 31, 2008, and the related statement of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2009

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	461,272
Receivables:		
Clearing brokers		9,611,047
Commissions		11,908,421
Other		6,771,850
Deposits with clearing brokers		210,000
Securities owned, at market value (Note 2)		915,988
Other assets		1,505,499
	$	31,384,077

Liabilities and Shareholder's Equity

Commissions payable	$	13,572,964
Accounts payable		687,917
Accrued expenses		359,000
Due to clearing broker		6,954
Securities sold, not yet purchased, at market value		77,406
Due to affiliate (Note 5)		311,152
Total liabilities		15,015,393

Contingencies (Note 6)

Shareholder's Equity (Note 4):

Common stock, $.01 par value; 750,000 shares authorized;		
10,000 shares issued and outstanding		100
Additional paid-in capital		48,900
Retained earnings		16,319,684
Total shareholder's equity		16,368,684
	$	31,384,077

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Operations
Year Ended December 31, 2008

Revenues:		
Commissions	$	102,572,138
Fee-based		55,481,242
Other		10,841,352
Total revenue		168,894,732
Expenses:		
Commissions		133,697,770
Management fees (Note 5)		17,535,634
General and administrative		2,424,588
Clearing firm charges		916,711
Professional fees		1,197,376
Regulatory fees		64,117
Other expenses		56,335
Total expenses		155,892,531
Net income	$	13,002,201

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Shareholder's Equity
Balance, December 31, 2007	$	100	$	48,900	$	11,979,460	$ 12,028,460
Capital distributions		-		-		(8,661,977)	(8,661,977)
Net income		-		-		13,002,201	13,002,201
Balance, December 31, 2008	$	100	$	48,900	$	16,319,684	$ 16,368,684

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities:		
Net income	$	13,002,201
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Increase in receivables - clearing brokers		(1,008,308)
Decrease in receivables - commissions		2,201,676
Increase in receivables - other		(4,984,311)
Decrease in securities owned		274,502
Increase in other assets		(573,592)
Decrease in commissions payable		(1,697,417)
Increase in accounts payable		565,635
Increase in accrued expenses		159,000
Decrease in due to clearing broker		(79,720)
Decrease in securities sold, net yet purchased		(15,978)
Decrease in due to affiliate		(2,308,311)
Net cash provided by operating activities		5,535,377
Cash Flows from Financing Activities:		
Capital distributions		(8,661,977)
Net (decrease) in cash and cash equivalents		(3,126,600)
Cash and cash equivalents, at beginning of year		3,587,872
Cash and cash equivalents, at end of year	$	461,272

See Notes to Financial Statements.

5

Note 1.   Summary of Significant Accounting Policies

<u>Organization and business</u>: Cambridge Investment Research, Inc. (the "Company") was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker dealer with the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

<u>Cash equivalents</u>: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

<u>Receivables from clearing brokers and commissions</u>: Receivables from clearing brokers and commissions receivable primarily consists of commission and transaction-related receivables.

<u>Receivables from others</u>: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $4,150,105 as of December 31, 2008. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $521,435 in 2008.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission payouts throughout the commission cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on our assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2008. There were no loans written off to expense for the year ended December 31, 2008.

<u>Income taxes</u>: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on its taxable income.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities are recorded on trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Recently adopted accounting pronouncements: Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The adoption of SFAS 157 did not have a material impact on the financial statements or results of operations of the Company. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities such as goodwill, other intangibles, real estate owned, and repossessed assets until January 1, 2009. SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 1. Summary of Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Restricted certificates of deposit are carried at amounts that approximate fair value due to the short-term nature of these instruments. These financial instruments are classified as Level 2 in the fair value hierarchy.

There were no financial instruments classified as Level 3 in the fair value hierarchy as of December 31, 2008.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to disclose or recognize income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at market values, as follows:

Mutual funds	$	476,173
Restricted certificate of deposit	*	439,815
	$	915,988

*During 2005, the Company's parent entered into a note payable to an unrelated entity in the amount of $500,000. The parent issued an irrevocable letter of credit to the lender in the same amount. The Company has collateralized the letter of credit with a certificate of deposit, which is considered a restricted asset and included in securities owned on the statement of financial condition.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 3.　Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4.　Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2008, the Company had net capital of $5,410,309, which was $4,414,443 in excess of its required net capital of $995,866. The Company's net capital ratio was 2.76 to 1.

Note 5.　Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The affiliate was paid management fees amounting to $17,535,634 during the year ended December 31, 2008.

The Company has a payable to its affiliate of $311,152 at December 31, 2008.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

<u>Fair value of financial instruments:</u> The Company's financial instruments including, cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

| | Fair Value Measurements Using | | |
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Assets			
Mutual funds	$ 476,173	$ -	$ -
Restricted certificate of deposit	-	439,815	-
	$ 476,173	$ 439,815	$ -
Liability			
Securities sold, not yet purchased	$ 77,406	$ -	$ -

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2008. In addition, the Company has sold securities that it does not own and it will, therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2008 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2008.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present.

Cambridge Investment Research, Inc.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Computation of net capital:		
Shareholder's equity	$	16,368,684
Non-allowable assets and other charges:		
Securities owned - restricted certificate of deposit		439,815
Receivables - clearing brokers		709,223
Receivables - commissions		1,203,497
Receivables - others		6,771,850
Other assets		1,505,499
Insurance deductible in excess of allowed		88,000
Net capital before haircuts on securities positions		5,650,800
Haircuts on securities positions and money market accounts		240,491
Net capital	$	5,410,309
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	13,572,964
Accounts payable		687,917
Accrued expenses		359,000
Due to clearing broker		6,954
Due to affiliate		311,152
Total aggregate indebtedness	$	14,937,987
Computation of basic net capital requirement:		
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$14,937,987 or $100,000, whichever is greater	$	995,866
Excess net capital	$	4,414,443
Ratio of aggregate indebtedness to net capital		2.76 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2008.

Cambridge Investment Research, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2008

_____

None. The Company is exempt from Rule 15c3-3 pursuant to the
provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2008

_____

None. The Company is exempt from Rule 15c3-3 pursuant to the
provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Cambridge Investment Research, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal

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control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2009

14

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